Exhibit 99.1

Press release

WiLAN Signs License with Alpha Networks Inc.

OTTAWA, Canada – January 23, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Alpha Networks Inc. has signed a multi-year running royalty license agreement for certain technologies in the Company’s Digital TV and Display patent portfolio. The terms of the agreement are confidential.

Founded in September 2003 as a spin-off from D-Link Corporation, Alpha Networks Inc. designs and manufactures a wide variety of enterprise and consumer networking products including LAN/MAN solutions, residential Wi-Fi client and gateway devices and digital set-top boxes.

WiLAN has over 1,400 patents that relate to Digital TV and Display technology.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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